Exhibit 99.1

PRESS RELEASE

AerCap Assigned Investment Grade Rating by Standard and Poor’s

AerCap’s position as a major player, its modern aircraft portfolio and expected consistent financial profile through 2013 recognized as key drivers of the investment grade rating

Amsterdam, The Netherlands; March 13, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced that it has been assigned an investment grade corporate credit rating of BBB- with a stable outlook by Standard and Poor’s Ratings Services.

Aengus Kelly, CEO of AerCap said: “AerCap prides itself on its financial strength and stability. The assignment by Standard and Poor’s of an investment grade credit rating is testament to AerCap’s consistent operational performance, the strength of our balance sheet, the quality of our platform and our well balanced growth strategy.”

Keith Helming, CFO of AerCap commented: “This credit rating underlines our market leading access to capital and our commitment to efficiently diversify our funding sources.”

Standard & Poor’s highlighted in its press release that the BBB- rating reflects AerCap’s position as a major provider of aircraft operating leases, ownership of new-technology aircraft with relatively stable asset values, and Standard & Poor’s expectation that AerCap will maintain a relatively consistent financial profile through 2013.

Additional information regarding AerCap’s rating assignment can be found in Standard and Poor’s press release dated March 13, 2012 available on Standard and Poor’s website at www.standardandpoors.com. None of the information on Standard and Poor’s website, including the press release, is incorporated by reference into or is otherwise a part of this press release. The rating is subject to revision or withdrawal at any time by the rating agency and is not a recommendation to buy, sell or hold securities.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has $9.1 billion of assets on its balance sheet and 350 aircraft with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com